UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number 001-41980

Senstar Technologies Corporation
(Translation of registrant’s name into English)

119 John Cavanaugh Drive, Ottawa, Ontario
Canada, K0A 1L0
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K and its exhibit (except the quotes in the third and fourth paragraphs) are being incorporated by reference into the Registrant’s Form S-8 Registration Statements File No. 333-286710 and 333-282348.

Senstar Technologies Corporation

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press Release: Senstar Technologies Corporation Reports Second Quarter 2026 Financial Results on August 25, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Corporation

By:	/s/ Alicia Kelly
Name: Alicia Kelly
Title: Chief Financial Officer

Date: August 25, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Senstar Technologies Corporation Reports Second Quarter 2026 Financial Results on August 25, 2026.